Free Writing Prospectus

Filed pursuant to Rule 433

February 17, 2009

Registration Statement No. 333-144967

Relating to

Preliminary Prospectus Supplement dated February 17, 2009 to

Prospectus dated July 29, 2008

COCA-COLA ENTERPRISES INC.

Final Term Sheet for $600,000,000

3.750% Notes due 2012

4.250% Notes due 2015

Issuer:	Coca-Cola Enterprises Inc.

Securities Offered:	3.750% Notes due 2012 4.250% Notes due 2015

Principal Amount:	$350,000,000 of 2012 Notes $250,000,000 of 2015 Notes

Coupon:	3.750% per year for 2012 Notes 4.250% per year for 2015 Notes

Stated Maturity Date:	March 1, 2012 for 2012 Notes March 1, 2015 for 2015 Notes

Redemption Provisions/Make-Whole Call:	At the option of the Company, all or a portion of the 2012 Notes and 2015 Notes may be redeemed at any time, or from time to time, at a redemption price equal to the greater of (a) 100% of the principal amount of the 2012 Notes and 2015 Notes to be redeemed and (b) the sum of the present values of the remaining scheduled payments discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus .40% (40 basis points) for 2012 Notes and at the Treasury Rate plus .40% (40 basis points) for 2015 Notes, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the redemption date, as more fully described in the preliminary prospectus supplement.

Initial Public Offering Price:	99.812% for 2012 Notes plus interest from February 20, 2009 99.227% for 2015 Notes plus interest from February 20, 2009

Interest Payment Dates:	Each March 1 and September 1, beginning September 1, 2009

Purchase Price by Underwriters:	99.587% for 2012 Notes 98.877% for 2015 Notes

Trade Date:	February 17, 2009

Settlement Date:	T + 3 (February 20, 2009)

CUSIPS:	191219BU7 for 2012 Notes 191219BV5 for 2015 Notes

Expected Ratings:	A3 (stable outlook) by Moody’s Investors Service, Inc. A (negative outlook) by Standard & Poor’s Ratings Services A (stable outlook) by Fitch, Inc.

Joint Book-Running Managers:	Banc of America Securities LLC, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc.

Co-Managers:	Greenwich Capital Markets, Inc. and Wachovia Capital Markets, LLC

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Banc of America Securities LLC, toll-free at 1-800-294-1322, Citigroup Global Markets Inc., toll-free at 1-877-858-5407, HSBC Securities (USA) Inc., toll-free at 1-866-811-8049 and J.P. Morgan Securities Inc., collect at 1-212-834-4533.